Filed by Digene Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Digene Corporation

Commission File No.: 333-83582

Contact: Charles M. Fleischman President Digene Corporation (301) 944-7000 www.digene.com

FOR IMMEDIATE RELEASE

Investor Relations: Theresa Vogt/Lanie Fladell Media: Dan Budwick Morgen-Walke Associates (212) 850-5600

NEW CONSENSUS GUIDELINES PUBLISHED IN JAMA RECOMMEND HPV TESTING
AS FOLLOW-UP TO BORDERLINE PAP RESULTS

-First Evidenced-Based National Practice Guidelines Directing the Management of
Women with Abnormal Pap Results-

Gaithersburg, Maryland, April 24, 2002 — Digene Corporation (Nasdaq: DIGE) announced today that new clinical practice guidelines, published in the April 24 issue of the Journal of the American Medical Association, recommend testing for human papillomavirus (HPV) in the management of the over two million women each year who receive borderline Pap test results known as ASC-US (atypical squamous cells of undetermined significance). The new “2001 Consensus Guidelines” were sponsored by the American Society for Colposcopy and Cervical Pathology (ASCCP) and developed with input from 29 leading medical organizations, including the National Cancer Institute, the Centers for Disease Control and Prevention and the American Cancer Society. They are the first evidence-based, national practice guidelines to direct doctors, nurses and other clinicians on how and when to manage women with abnormal Pap test results. Digene’s Hybrid Capture® 2 (hc2) HPV DNA Test is the only FDA-approved test for HPV, shown by studies to be the primary causal factor in the development of cervical cancer.

The new Consensus Guidelines state that, for managing women with ASC-US Pap results, HPV testing is the “preferred approach” when it can be performed directly from a liquid-based Pap test (“reflex” HPV testing) or when the HPV test specimen can be collected during the initial office visit. According to the Consensus Guidelines, “Reflex HPV DNA testing offers significant advantages since women do not need an additional clinical examination for specimen collection, and 40% to 60% of women will be spared a colposcopic examination. Moreover, women testing negative for HPV DNA can rapidly be assured that they do not have a significant lesion.” Digene’s hc2 HPV Test can be performed directly from Cytyc Corporation’s (Nasdaq: CYTC) ThinPrep® Pap Test™, a liquid-based replacement to the conventional Pap test.

Evan Jones, Digene’s Chairman and Chief Executive Officer, said, “These new Consensus Guidelines are a significant new milestone for HPV testing and cervical cancer screening. They were developed with input from many of the country’s leading medical organizations involved in women’s healthcare and are based upon the most recent clinical data demonstrating the effectiveness of HPV testing in cervical cancer screening. We believe these new guidelines will further increase adoption of our hc2 HPV Test, making it the standard of care and ensuring that more women have access to the most advanced cervical cancer screening technology available.”

Results from the National Cancer Institute’s ASCUS/ALTS Triage Study (ALTS), published in the February 2001 Journal of the National Cancer Institute, confirmed that HPV testing using Digene’s hc2 HPV Test is the most effective way to manage women with ASCUS Pap results.

“Borderline Pap test results have traditionally been very frustrating for both physicians and patients because there was no clear direction on how to manage these women,” said Dr. Diane McGrory, a gynecologist with Gynecology Partners in Weston, Massachusetts. “By testing for HPV, a physician can better determine which patients should have a colposcopy and which patients can be safely returned to normal screening. While many physicians are already using HPV testing, the new Consensus Guidelines should help establish it as the standard of care.”

According to Linda Alexander, Digene’s Vice President of Women’s Health, “The new Consensus Guidelines are a major step forward for women’s health. By directing clinicians to use HPV testing to clarify borderline Pap test results, they can help women obtain faster, more accurate answers about their current risk of cervical disease or cervical cancer. This can help reduce anxiety for women, while potentially helping them avoid unnecessary, invasive and costly procedures.”

The new Consensus Guidelines also recommend HPV testing to confirm the absence of cervical disease and cervical cancer in those women who have a normal colposcopy following ASC-US or low-grade cervical disease Pap test results.

On February 19, 2002, Digene and Cytyc announced that they had signed a definitive merger agreement pursuant to which Cytyc would acquire all of the outstanding shares of Digene common stock in a stock and cash exchange offer transaction. The exchange offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 25, 2002, unless extended.

Digene Corporation, based in Gaithersburg, Maryland, develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Digene has developed and is commercializing its patented Hybrid Capture® products in three areas: women’s cancers and infectious diseases, blood viruses, and genomics and pharmaceutical research. Digene’s primary focus is in women’s cancers and infectious diseases where Digene’s lead product is the only FDA approved test for human papillomavirus, or HPV, which studies show is the cause of greater than 99% of cervical cancer cases. The Digene HPV Test is approved in the U.S. as an adjunct to the Pap test for cervical cancer screening and is being marketed in selected countries as a primary cervical cancer screen either in conjunction with or separate from the Pap test. This test is not approved for use as a primary cervical cancer screen in the U.S. Digene’s product portfolio also includes DNA tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea, and tests for blood viruses. Please visit our website at: www.digene.com. For more information on HPV testing, please visit: www.thehpvtest.com. Digene is traded on The Nasdaq Stock Market under the symbol “DIGE.”

Cytyc Corporation develops, manufactures and markets products for medical diagnostic applications primarily focused on women’s health. Its ThinPrep® System consists of the ThinPrep® 2000 Processor, ThinPrep® 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol “CYTC” and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Cytyc® and ThinPrep® are registered trademarks of Cytyc Corporation. Digene® and Hybrid Capture® are registered trademarks of Digene Corporation.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the future as there are a number of meaningful factors that could cause Digene’s actual results to vary materially from those indicated by such forward-looking statements. Meaningful factors which could cause actual results to differ from expectations include, but are not limited to, the degree of acceptance of HPV testing by physicians, the extent of reimbursement for the HPV Test by third party payors, risks associated with obtaining regulatory approvals necessary to effect the proposed Cytyc merger, market and other risks associated with delays in obtaining such regulatory approvals, risks associated with the consummation and integration of the acquisition of Digene by Cytyc as well as other factors discussed in Digene’s Securities and Exchange Commission filings. For other factors, reference is made to the discussion in Digene’s annual and quarterly reports filed with the Securities and Exchange Commission.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, (978) 263-8000, or Digene by directing a request for Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, (301) 944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at (800) 732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

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